UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002
In July 2012 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's

Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,392,981,563	72.8395	36.4197
Non-Voting Shares	47,552,489	2.4865	1.2432
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,392,981,563	72.8395	36.4197
Non-Voting Shares	47,552,489	2.4865	1.2432

CONSOLIDATE FORM Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002
In July 2012 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	13,722,991	0.7175	0.3587
Non-Voting Shares	18,047,543	0.9437	0.4718

Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Sell	30-Jul	9,800	26.10	R$ 255,780.00
Common Shares		Sell	30-Jul	4,000	26.11	R$ 104,440.00
Common Shares		Sell	30-Jul	2,400	26.12	R$ 62,688.00
Common Shares		Sell	30-Jul	10,900	26.13	R$ 284,817.00
Common Shares		Sell	30-Jul	400	26.14	R$ 10,456.00
Common Shares		Sell	30-Jul	7,900	26.15	R$ 206,585.00
Common Shares		Sell	30-Jul	200	26.16	R$ 5,232.00
Common Shares		Sell	30-Jul	1,500	26.17	R$ 39,255.00
Common Shares		Sell	30-Jul	1,200	26.20	R$ 31,440.00
Common Shares		Total		38,300		R$ 1,000,693.00

Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	13,684,691	0.7155	0.3577
Non-Voting Shares	18,047,543	0.9437	0.4718

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	0	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	0	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002
In July 2012 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	434,594	0.0227	0.0113
Non-Voting Shares	800,345	0.0418	0.0209
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	434,594	0.0227	0.0113
Non-Voting Shares	800,345	0.0418	0.0209

Note:
New member who belong to Board of Executive Officers
Ada Maria Marsili Alástico - Wife of Mr. Carlos Alberto Alástico

CONSOLIDATE FORM Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002
In July 2012 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	10,207	0.0005	0.0002
Non-Voting Shares	152,174	0.0079	0.0039

Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	2-Jul	330	29.94	R$ 9,880.20
Non-Voting Shares		Sell	24-Jul	85	29.15	R$ 2,477.75
Non-Voting Shares		Sell	24-Jul	600	29.19	R$ 17,514.00
Non-Voting Shares		Total		1,015		R$ 29,871.95

Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	10,207	0.0005	0.0002
Non-Voting Shares	151,159	0.0079	0.0039

CONSOLIDATE FORM Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002
In July 2012 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	11,254	0.0005	0.0002
Non-Voting Shares	16,666	0.0008	0.0004

Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	11,254	0.0005	0.0002
Non-Voting Shares	16,666	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 13, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.